EXHIBIT 99.1

GAMING PARTNERS INTERNATIONAL CORPORATION (NASDAQ: GPIC)

Gerard Charlier, Chief Executive Officer at 702/384-2425

John Foley, Foley/Freisleben LLC at 213/955-0020

GAMING PARTNERS INTERNATIONAL CORPORATION REPORTS
HIGHER REVENUES AND INCREASED PROFITS FOR THE THIRD QUARTER
AND FIRST NINE MONTHS OF 2005

ALSO REPORTS CASH DIVIDEND TO BE PAID

LAS VEGAS, NEV. (NOVEMBER 11, 2005) - Gaming Partners International Corporation (NASDAQ - NMS: GPIC) today announced its financial results, as well as the filing of its Form 10-Q, for its third quarter ended September 30, 2005.

The company, a leading manufacturer and supplier of casino table game equipment, posted revenue increases of 45% and 30%, respectively, for the third quarter and first nine months of 2005, compared with comparable results for the like periods of 2004.  In addition, the company recorded solid profits for both the third quarter and first nine months with significant advances from year-earlier results.  In the third quarter, GPIC registered a positive swing on the bottom line of $357,000 from the prior year, and net income for the nine months was 64% higher than in 2004.

For the third quarter ended September 30, 2005, net income was $246,000, equal to $0.03 per basic and diluted share, which compares with a net loss of $111,000, or $0.01 per basic and diluted share, for the same periods a year ago.  Third quarter revenues climbed to $13.4 million from $9.2 million in the prior year.

Net income for the first nine months of 2005 advanced to $2.2 million from $1.4 million.  Net income per basic share was equal to $0.29 per basic share ($0.27 diluted), up from $0.18 per basic and diluted share in the corresponding quarter of the prior year.  Revenues for the nine months were $40.9 million, up sharply from $31.4 million in 2004.

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GPIC THIRD QUARTER 2005 RESULTS/2-2-2-2

Gérard Charlier, president and CEO, commented:  “The company continued to demonstrate broad strength in its business during the third quarter.  Higher revenues were driven by substantial customer demand in key geographic markets, as quarterly results benefited from the timing of new casino openings and expansions.

“GPI-USA, our U.S. subsidiary, posted a 24% revenue increase from the prior year period, resulting from several large casino reorders in the U.S., sales revenue to a wholesaler and sales related to a new casino opening in Las Vegas.

“GPI-SAS, our international subsidiary, registered a $2.9 million revenue increase, or 85%, for the quarter, as we continue to experience high demand from casinos in Asia, specifically the ongoing development of new casinos in Macau.  At September 30, 2005, backlog of production orders for the company, expected to be filled in 2005, continued to be healthy, totaling $11.9 million, compared to $7.2 million on the same date last year.  As of November 4, 2005, our backlog for 2006 was approximately $20.1 million, primarily due to casino growth in Macau and increased demand for RFID gaming chips.

“As a general caveat, we should continue to emphasize that the company may experience fluctuations in profitability on a quarterly basis due to the timing of customer orders, production and shipments of our casino products.”

With respect to RFID gaming chips, Charlier noted that the company holds the exclusive license until 2015 for the sale and use of RFID gaming chips and readers in the United States for chip tracking purposes.  “At the 2005 Global Gaming Expo held this past September in Las Vegas, we displayed our state-of- the-art RFID chips and several types of readers for use in casino operations including cages, vaults, tables, or by pit bosses.  Customer response to our G2E product demonstrations was highly gratifying and encouraging.

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GPIC THIRD QUARTER 2005 RESULTS/3-3-3-3

“Our RFID gaming chips and readers offer casino managers a significantly enhanced level of security to better control the substantial amounts of money they have in the form of gaming chips, as well as to improve the efficiency of table game management.  We are continuing a very active development program designed to strengthen and expand our leadership position in this key product segment.”

Cost of revenues, as a percentage of quarterly revenues, decreased to 63.3% from 66.2% as GPIC’s higher sales volume and better profit mix led to the improved absorption of fixed costs.   In absolute dollars, however, costs of revenues showed an increase of approximately $2.4 million.

Driven by higher sales, partially offset by the increased cost of revenues, gross profit grew 58% to $4.9 million from $3.1 million, and as a percentage of quarterly revenues, gross profit margin improved to 36.7% from 33.8%.

Total operating expenses increased by approximately $1.0 million in the quarter, but as a percentage of revenues, decreased to 33.3% from 37.6% a year ago.  Higher operating expenses primarily reflected increased general and administrative expense, which were approximately $718,000 higher than in the year-earlier quarter.  Among other factors, the increase reflected expenses related to the Katrina and Rita disasters, ongoing compliance with SOX mandated requirements, IT system enhancements and training, and the upgrade, expansion and repair of facilities.

For the third quarter of 2005, the company recorded income tax expense of $189,000, compared with an income tax benefit of $297,000 in the corresponding quarter last year.

At September 30, 2005, GPIC had $5.8 million in cash and cash equivalents and $3.6 million in marketable securities for a total of $9.4 million, compared with $13.0 million at December 31, 2004.  Working capital totaled $11.9 million at the end of the third quarter of 2005, compared to $12.2 million at December 31, 2004.

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GPIC THIRD QUARTER 2005 RESULTS/4-4-4-4

“Based on the first nine months of the current year, we believe that GPIC is on the path to further profitable growth, and our substantial increase in backlog of production orders provides us with a sense of optimism regarding the balance of the year.”

The company also announced a one-time cash dividend of $0.10 per share, payable on December 15, 2005 to shareholders of record at the close of business on November 21, 2005.  This marks the first cash dividend paid to the shareholders of Gaming Partners and reflects the improvement we have made over the past three years.

Charlier concluded, “We are pleased to be able to make this one-time cash dividend.  We have made significant progress since the combination in September 2002 and now feel that it is appropriate to return a portion of our earnings to our shareholders. As earnings build over time, we hope to be able to pay occasional one-time dividends when appropriate to our shareholders.  However, this always needs to be balanced with the understanding that our first obligation is to maintain the health of the company through a strong capital position.  For the foreseeable future, the Board intends to consider one-time cash dividends on a periodic basis, but no assurance can be given that we will declare or pay any future dividends.”

About the Company

GPIC manufactures and supplies gaming chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; and Atlantic City, New Jersey.  GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

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This press release may contain certain forward-looking statements that are subject to risks and uncertainties. GPIC’s expectations regarding operating results and operating efficiencies, including the growth of new product markets, may not be met.  Factors that could cause actual results to vary materially from these forward-looking statements include: reduction in growth rate of new and existing casinos and markets, particularly in Asia, failure of the industry to accept RFID technology generally, or 125 KHz RFID technology in particular, with respect to gaming chips and readers, failure to realize revenues from our backlog, potential patent infringement issues, timing and volume of customer demand for our casino products, timing of new casino openings and expansions, domestic or international terrorists incidents, and unexpected taxes, charges, costs or difficulties in consolidating the operations of the companies. In addition, no assurance can be given that we will declare or pay any dividends in the future.  Additional information concerning factors and risks that could affect these statements and GPIC’s financial condition and results of operations are included in GPIC’s Form 10-Q for the quarter ended September 30, 2005 and Form 10-K for the year ended December 31, 2004.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

(unaudited)

(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2005	2004	2005	2004

Revenues	$13,415	$9,250	$40,893	$31,420
Cost of revenues	8,489	6,128	24,217	18,972
Gross profit	4,926	3,122	16,676	12,448

Product development	107	25	241	97
Marketing and sales	1,172	978	3,228	2,893
Depreciation and amortization	500	496	1,447	1,476
General and administrative	2,692	1,974	7,403	5,712
Total operating expenses	4,471	3,473	12,319	10,178
Income (loss) from operations	455	(351)	4,357	2,270
Other income, net	28	3	235	30
Interest expense	(48)	(60)	(155)	(192)
Income (loss) before income taxes	435	(408)	4,437	2,108
Income tax benefit (expense)	(189)	297	(2,207)	(749)
Net income (loss)	$246	$(111)	$2,230	$1,359

Net income (loss) per share:
Basic	$0.03	$(0.01)	$0.29	$0.18
Diluted	$0.03	$(0.01)	$0.27	$0.18
Weighted average shares outstanding:
Basic	7,847	7,595	7,813	7,595
Diluted	8,155	7,595	8,113	7,650